

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2011

Via E-mail

Ms. Alice Ye
Chief Financial Officer
Trunkbow International Holdings Limited
Unit 1217-1218, 12F of Tower B, Gemdale Plaza,
No. 91 Jianguo Road Chaoyang District
Beijing, People's Republic of China 100022

>   **Re: Trunkbow International Holdings Limited**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed March 31, 2011**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2011**
>   **Filed November 14, 2011**
>   **File No. 001-35058**

Dear Ms. Ye:

        We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Business

Corporate Structure, page 3

1.   We note your disclosure on page 24 that Trunkbow Technologies represented 11.7% of your 2010 revenue and no longer accounts for any of your new business. We also note

that Delixunda had no operations prior to February 10, 2011. Please tell us more about which entities generate your revenue. If revenue is being generated by Trunkbow Shezhen or Trunkbow Shandong, exclusive of your VIE's, please confirm that there are no PRC restrictions on these subsidiaries ability to engage in their respective businesses.

Risk Factors

Risks Associated with Doing Business in Greater China, page 22

2.   We note your disclosure on page 26 of your Form 10-Q for the Quarterly Period Ended September 30, 2011 that your equity interest pledge agreements have not been registered with the relevant PRC authorities. Please tell us how you considered including risk factor disclosures explaining that until such agreements are registered the company may have limited recourse against the shareholders of your various VIEs should they default on their obligations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal Years Ended December 31, 2010 versus 2009, page 39

3.   We note your disclosure of EBIT. Please tell us how you considered the disclosures required by Item 10(e)(1)(i) of Regulation S-K. Also see Question 103.02 of our Compliance and Disclosure Interpretations relating to non-GAAP financial measures at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Liquidity and Capital Resources, page 41

General

4.   Please include disclosure in future filings addressing how earnings are transferred from your PRC subsidiaries and consolidated affiliated entities to your companies that are outside of the PRC (e.g., dividend payments). In this respect, describe how earnings of the consolidated affiliated entities flow through your organizational structure as outlined on page 4. Include in your response your proposed revised disclosure.

5.   Please include disclosure in future filings to address the dividend and other loan restrictions that could impact your ability to meet the company's cash obligations. In this regard, we note your risk factor disclosures on page 25 and 28. We also note that PRC laws and regulations permit dividend payments from your PRC subsidiary only out of their accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. Please tell us and disclose any significant differences between

retained earnings as calculated pursuant to PRC accounting standards and regulations as compared to retained earnings presented in your financial statements. Include in your response your proposed revised disclosure.

6. We note from your risk factor disclosures on pages 26 and 29 that the RMB is not freely convertible into foreign currencies, which may restrict your PRC subsidiaries and consolidated affiliated entities from remitting sufficient foreign currency to pay dividends or remit loans to the company. Please revise your disclosures in future filings to explain what impact such restrictions may have on the flow of cash from your PRC entities and how this may impact your operations and liquidity. Include in your response your proposed revised disclosure. See Item 303(A)(1) of Regulation S-K.

Controls and Procedures, page 43

General

7. We note that you conduct a significant portion of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, please address the following:

- In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to assess financial reporting risks that are relevant to all locations where you have operations.

- If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

- If you maintain your books and records of your foreign subsidiaries in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

- If you do not maintain the books and records of your foreign subsidiaries in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

8. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their

knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

- what relevant education and ongoing training he or she has had relating to U.S. GAAP;

- the nature of his or her contractual or other relationship to you;

- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Note 26 – Variable Interest Entities, page 25

9.   We note the disclosures provided in the "Variable Interest Entities" footnote. Please confirm that you will provide similar disclosure in future Form 10-K filings as updated by our comments noted below. As part of your response, please also confirm that you will update this disclosure to address the contractual arrangements with Delixunda. Please include in your response your proposed revised disclosure.

10.   We note your disclosure on page 24 of your Form 10-K for the Fiscal Year Ended December 31, 2010 that you concluded that you are the primary beneficiary of Trunkbow Technologies. Please revise your footnote disclosure in future filings to name the VIE's of which you are the primary beneficiary. Also, please tell us why you believe each of the significant control and economic benefits agreements are enforceable under PRC and local law. Please revise your disclosures to address your conclusions regarding the legality and enforceability of the contractual arrangements.

11.   We note your disclosure on page 26 which indicates that the PRC government could conclude that your contractual arrangements may not be enforceable in the PRC and you therefore may not be able to exert effective control of your VIE's. Please revise in future filings to clarify what impact such actions may have on your ability to consolidate. See ASC 810-10-50-2AA.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief